SAIL ENERGY HOLDINGS, LLC

PORTSMOUTH, NEW HAMPSHIRE 03802-0242

February 26, 2013

<u>VIA FEDERAL EXPRESS AND EMAIL</u>

Mara L. Ransom, Assistant Director
Lilyanna L. Peyser, Esquire
Lisa Kohl, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

> **Re: Sail Energy Holdings, LLC (the "Issuer")**
> **File No. 024-10334**

Dear Ms. Ransom, Ms. Peyser and Ms. Kohl:

The Issuer hereby requests acceleration of qualification of its Offering Statement on Form 1-A (File No. 024-10334), to 4:00 p.m., Eastern Time, on February 28, 2013, or as soon as practicable thereafter. By separate letter, the managing underwriter of the issuance of the securities being qualified has joined in this request for acceleration.

In connection with this request, the Issuer acknowledges that:

(1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Issuer may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SAIL ENERGY HOLDINGS, LLC

By: Sail Energy Management, Inc.,
    a Delaware corporation
Its: Manager



By: _____
       Dennis J. O'Brien

Its: President and Chief Executive Officer

VIA FEDERAL EXPRESS AND EMAIL

Mara L. Ransom, Assistant Director
Lilyanna L. Peyser, Esquire
Lisa Kohl, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Sail Energy Holdings, LLC (the "Issuer")
Offering Statement on Form 1-A
File No. 024-10334

Dear Ms. Ransom, Ms. Peyser and Ms. Kohl:

In connection with the above-referenced Offering Statement on Form 1-A (File No. 024-10334), we, the managing underwriter for the above referenced offering, hereby join in the request of Sail Energy Holdings, LLC that the qualification date of the Offering Statement be accelerated so that it will be declared qualified at 4:00 p.m., Eastern Time, on February 28, 2013, or as soon as practicable thereafter.

Very truly yours,

ARI FINANCIAL SERVICES, INC.

By: Wm. C[signature]
[Name] William Brian Candler
Its: President

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